UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2018
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Appointment of Dr. Han Gengchen as CEO, Mr. James Chen as CFO and Mr. Shuangcheng Zhou as the President of Origin Agritech Limited (the “Company”)

Effective December 6, 2018, Mr. Han Gengchen, the Executive Chairman of the Company and the Chief Executive Officer of the Company between 1997 and 2009 and between 2011 and 2016, has been appointed the Chief Executive Officer of the Company.

Mr. James Chen, who has been Chief Executive Officer of the Company for the past year, has been appointed as the Chief Financing Officer of the Company.

Mr. Shuangcheng Zhou, Chairman and Chief Executive Officer of Longhan Investment Management Co., Ltd. (“Longhan”) will become the President of the Company upon the closing of the transactions contemplated by that Share Subscription Agreement, dated October 16, 2018, between Longhan and the Company.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Date: December 5, 2018

EXHIBIT

Exhibit Number	Description

99.1	Press Release, dated December 3, 2018